SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 17)*

                           GEOTEK COMMUNICATIONS, INC.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    373654102
                                ---------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
                    -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 24 Pages
                             Exhibit Index: Page 21

                                                              Page 2 of 24 Pages

                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG INVESTMENTS-III, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 18,633,701
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   18,633,701
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,633,701/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            12.04%/1/

14       Type of Reporting Person*

         PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 3 of 24 Pages

                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 18,633,701
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   18,633,701
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,633,701/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            12.04%/1/

14       Type of Reporting Person*

         CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 4 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,438,904
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,438,904
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,438,904/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.70%/1/

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 5 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,438,904
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,438,904
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,438,904/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.70%/1/

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 6 of 24 Pages

                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 1,768,285
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,768,285
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,768,285/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.23%/1/

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 7 of 24 Pages

                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 884,107
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   884,107
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            884,107/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            0.62%/1/

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 8 of 24 Pages

                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,652,392
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,652,392
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,652,392/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.84%/1/

14       Type of Reporting Person*

         OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 9 of 24 Pages

                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,652,392
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,652,392
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,652,392/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.84%/1/

14       Type of Reporting Person*

         CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 10 of 24 Pages

                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 5,331,296
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  18,633,701
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   5,331,296
    With
                           10       Shared Dispositive Power
                                            18,633,701

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,964,997/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                             15.42%/1/

14       Type of Reporting Person*

         IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 11 of 24 Pages

                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  18,633,701
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            18,633,701

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,633,701/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                             12.04%/1/

14       Type of Reporting Person*

         IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 12 of 24 Pages

                  This Amendment No. 17 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer"). This Amendment No. 17 supplementally amends the initial statement on Schedule 13D dated November 9, 1993 and all subsequent amendments thereto (collectively, the "Initial Statement"). This Amendment No. 17 is being filed by the Reporting Persons to report that Mr. George Soros currently may be deemed to have shared beneficial ownership over certain Shares previously reported by other Reporting Persons. There have been no transactions with respect to the Shares over the last 60 days. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

                  This statement is being filed on behalf of the following persons (collectively, the "Reporting Persons"):

                  (i)   S-C Rig Investments-III, L.P. ("S-C Rig III");

                  (ii)  S-C Rig Co. (the "General Partner");

                  (iii) Winston Partners, L.P. ("Winston L.P.");

                  (iv)  Chatterjee Fund Management, L.P. ("CFM");

                  (v)   Winston Partners II LDC ("Winston LDC");

                  (vi)  Winston Partners II LLC ("Winston LLC");

                  (vii) Chatterjee Advisors LLC ("Chatterjee Advisors");

                  (viii)Chatterjee Management Company ("Chatterjee Management");

                  (ix)  Purnendu Chatterjee ("Dr. Chatterjee"); and

                  (x)   George Soros ("Mr. Soros").

                  This statement constitutes an initial filing with respect to Mr. Soros.


                              The Reporting Persons

Mr. Soros
---------

                  The principal occupation of Mr. Soros, a United States citizen, is direction of the activities of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), which is carried out in his capacity as Chairman of SFM LLC. Mr. Soros has his principal place of business at 888 Seventh Avenue, 33rd Floor, New York, New York 10106, the principal office of SFM LLC.

                                                             Page 13 of 24 Pages

                  During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Shares held for the accounts of the Reporting Persons may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  All of the Shares reported herein as having been acquired for or disposed of from the accounts of the Reporting Persons were acquired for or disposed of for investment purposes. From time to time, employees of certain entities affiliated with Dr. Chatterjee may engage in discussions with the Issuer with respect to future plans and proposals of the Issuer, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as may relate to any such discussions, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans, or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.          Interest in Securities of the Issuer.

         (a) (i) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 18,633,701 (approximately 12.04% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account, except for the Series P Stock not herein reported as being converted). This number consists of
(i) 4,444,450 Shares issuable upon conversion of the Series H shares, (ii) 851,064 Shares issuable upon conversion of the Series I Shares, (iii) 621,000 Shares issuable upon the exercise of the 621,000 Warrants, (iv) 4,210,526 Shares issuable upon exercise of the April Warrant, (v) 340,909 Shares issuable upon conversion of the Series N Shares held for the account of S-C Rig III, (vi) 112,500 Shares issuable upon exercise of the June Warrants held for the account of S-C Rig III, (vii) 510,000 Shares issuable upon exercise of the 510,000 Series P Initial Warrants and (viii) 7,543,252 Shares held for the account of S-C Rig III.

         As reported in Amendment No. 10 to the Initial Statement on Schedule 13D filed by the Reporting Persons, the number of Shares into which the Series P Stock is convertible depends, in part, on the "Average Stock Price" (as such term is defined in Amendment No. 10) of the Shares. For the purposes of the

                                                             Page 14 of 24 Pages

remainder of this Item 5, in determining the number of Shares into which the remaining Series P Stock will be convertible, an assumption has been made that the Average Stock Price is $1.00000 per Share. This price approximates the trading price of Shares prior to the bankruptcy of the Issuer, as reported in Amendment No. 14. Based on this price, each share of remaining Series P Stock would be convertible into approximately 50,000 Shares. The Shares are no longer listed on NASDAQ. The last trading price per Share was approximately $.09375. As a result, if the remaining Shares of Series P Stock were converted today, the Reporting Person would be entitled to significantly more Shares than as set forth herein.

         Assuming the conversion of all of the remaining Series P Stock held for the account of S-C Rig III, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 21,633,701 (approximately 13.72% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number assumes the conversion of 60 shares of Series P Stock into approximately 3,000,000 Shares.

                  (ii)  Excluding  the  remaining  Series  P  Stock  held by the
Reporting  Persons  after the  conversion  referred to in Item 3, the  aggregate number of Shares of which each of Winston L.P. and CFM may be deemed a beneficial owner is 2,438,904 (approximately 1.70% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston L.P., except for the Series P Stock not herein reported as being converted). This number consists of
(i) the 170,000 Shares issuable upon the exercise of the 170,000 Series P Initial Warrants held for the account of Winston L.P. and (ii) 2,268,904 Shares held for the account of Winston L.P.

         Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston L.P., the aggregate number of Shares of which each of
Winston L.P. and CFM may be deemed a beneficial owner is 3,438,904 (approximately 2.37% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston L.P. of all of the convertible securities held for its account). This number assumes the conversion of 20 shares of Series P Stock into approximately 1,000,000 Shares.

                  (iii) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 1,768,285 (approximately 1.23% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LDC, except for the Series P Stock not herein reported as being converted). This number consists of (i) 75,818 Shares issuable upon conversion of the Series N Shares held for its account, (ii) 25,020 Shares issuable upon exercise of the June Warrants held for its account, (iii) 113,333 Shares issuable upon the exercise of the 113,333 Series P Initial Warrants, and
(iv) 1,554,114 Shares held for the account of Winston LDC.

         Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston LDC, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 2,434,785 (approximately 1.68% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC of all of the convertible securities held for its account). This number assumes the conversion of 13.33 shares of Series P Stock into approximately 666,500 Shares.

                                                             Page 15 of 24 Pages

                  (iv) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Winston LLC may be deemed a beneficial owner is 884,107 (approximately 0.62% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LLC, except for the Series P Stock not herein reported as being converted). This number consists of (i) 37,818 Shares issuable upon conversion of the Series N Shares held for its account, (ii) 12,480 Shares issuable upon exercise of the June Warrants held for its account, (iii) 56,667 Shares issuable upon the exercise of the 56,667 Series P Initial Warrants, and
(iv) 777,142 Shares held for the account of Winston LLC.

         Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston LLC, the aggregate number of Shares of which may be deemed a beneficial owner is 1,217,607 (approximately .85% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 6.67 shares of Series P Stock into approximately 333,500 Shares.

                  (v) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 2,652,392 (approximately 1.84% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston LDC and Winston LLC, except for the Series P Stock not herein as being converted). This number consists of (i) 1,768,285 Shares which Winston LDC may be deemed to own beneficially and (ii) 884,107 Shares which Winston LLC may be deemed to own beneficially.

         Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the accounts of Winston LDC and Winston LLC, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 3,652,392 (approximately 2.52% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC and Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 20 shares of Series P Stock held for the accounts of Winston LLC and Winston LDC into approximately 1,000,000 Shares.

                  (vi) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 23,964,997 (approximately 15.42% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner, except for the Series P Stock not herein reported as being converted). This number consists of (i) 18,633,701 Shares which S-C Rig III and the General Partner may be deemed to own beneficially, (ii) 40,000 Shares issuable upon exercise of the options held directly for the personal account of Dr. Chatterjee, (iii) 200,000 Shares issuable upon exercise of the options held by XTEC, (iv) 2,652,392 Shares which Chatterjee Advisors and Chatterjee Management may be deemed to own beneficially, and (v) the 2,438,904 Shares of which Winston L.P. and CFM may be deemed to own beneficially.

         Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial

                                                             Page 16 of 24 Pages

owner is 28,964,997 (approximately 18.05% total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III, Winston L.P., Winston LDC and Winston LLC of all of the convertible securities held for their accounts). This number assumes the conversion of 100 shares of Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC into approximately 5,000,000 Shares.

             (b) (i) Each of S-C Rig III and the General Partner has sole power to vote and dispose of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of S-C Rig III.

                  (ii) Each of Winston L.P. and CFM has the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of Winston L.P.

                  (iii) Winston LDC has sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for its account.

                  (iv) Winston LLC has sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for its account.

                  (v) Each of Chatterjee Advisors and Chatterjee Management has the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the accounts Winston LDC and Winston LLC.

                  (vi) Dr. Chatterjee may be deemed to have the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the accounts of Winston L.P., Winston LDC and Winston LLC.

                        Dr. Chatterjee may be deemed to have the sole power to vote and dispose of the 240,000 Shares issuable upon exercise of the 40,000 options held directly by him and the 200,000 options held by XTEC.

                        Dr. Chatterjee also may be deemed to have shared power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of S-C Rig III.

                  (vii) Mr. Soros may be deemed to have shared power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of S-C Rig III.

         (c) There have been no transactions effected with respect to the Shares since November 12, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d)       (i)  The   partners  of  S-C  Rig  III,   including   Tivadar
Charitable Lead Trust, created under agreement dated 9/30/82 by Mr. George Soros as grantor, have the right to participate in the receipt of dividends

                                                             Page 17 of 24 Pages

from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig III in accordance with their partnership interests in S-C Rig III.

                  (ii)  The  partners  of  Winston   L.P.   have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Winston L.P.
in accordance with their partnership interests in Winston L.P.

                  (iii) The shareholders of each of Winston LDC, including Winston Partners II Offshore Ltd., a British Virgin Islands international business corporation, and Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of each of Winston LDC and Winston LLC, respectively, in accordance with their ownership interests in Winston LDC and Winston LLC.

                  (iv) Dr. Chatterjee has the sole right to receive dividends from, or proceeds from the sale of, the 40,000 options described herein as being held directly for his personal account.

                  (v) The shareholders of XTEC, including Dr. Chatterjee, have the right to receive dividends from, or proceeds from the sale of, the 200,000 options described herein as being held for the account XTEC in accordance with their ownership interests in XTEC.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  Z. Joint Filing Agreement, dated as of January 11, 1999, by and among S-C Rig III, the General Partner, Winston L.P., CFM, Winston LDC, Winston LLC, Chatterjee Advisors, Chatterjee Management, Purnendu Chatterjee and George Soros.

                                                             Page 18 of 24 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


January 11, 1999                      S-C RIG INVESTMENTS-III, L.P.

                                      By:      S-C RIG CO., its General Partner


                                             By:      /S/ PETER HURWITZ
                                                      --------------------------
                                                      Peter Hurwitz
                                                      Vice President

                                      S-C RIG CO.


                                      By:    /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Vice President

                                     WINSTON PARTNERS, L.P.

                                     By:      Chatterjee Fund Management, L.P.,
                                              its General Partner

                                              By:      Purnendu Chatterjee,
                                                       its General Partner


                                                       By: /S/ PETER HURWITZ
                                                           ---------------------
                                                           Peter Hurwitz
                                                           Attorney-in-Fact

                                      CHATTERJEE FUND MANAGEMENT, L.P.

                                      By:      Purnendu Chatterjee,
                                               its General Partner


                                      By:       /S/ PETER HURWITZ
                                                --------------------------------
                                                Peter Hurwitz
                                                Attorney-in-Fact

                                                             Page 19 of 24 Pages


                                  WINSTON PARTNERS II LDC


                                   By:      /S/ PETER HURWITZ
                                            ________________________________
                                            Peter Hurwitz
                                            Attorney-in-Fact


                                   WINSTON PARTNERS II LLC

                                   By:      Chatterjee Advisors LLC, its Manager


                                            By: /S/ PETER HURWITZ
                                                _____________________________
                                                Peter Hurwitz
                                                Manager


                                   CHATTERJEE ADVISORS LLC


                                   By:   /S/ PETER HURWITZ
                                         __________________________
                                         Peter Hurwitz
                                         Manager


                                   CHATTERJEE MANAGEMENT COMPANY


                                   By:   /S/ PETER HURWITZ
                                         _____________________________
                                         Peter Hurwitz
                                         Vice President


                                   PURNENDU CHATTERJEE


                                   By:   /S/ PETER HURWITZ
                                         ---------------------------
                                         Peter Hurwitz
                                         Attorney-in-Fact

                                                             Page 20 of 24 Pages

                                  GEORGE SOROS


                                   By:       /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                            Page 21 of 24 Pages

                                  EXHIBIT INDEX

                                                                         PAGE

Z.        Joint Filing Agreement, dated as of January 11, 1999, by and among S-C Rig Investments-III, L.P., S-C Rig Co., Winston Partners, L.P., Chatterjee Fund Management, L.P., Winston
          Partners  II  LDC,  Winston  Partners  II  LLC,   Chatterjee
          Advisors  LLC,  Chatterjee   Management  Company,   Purnendu
          Chatterjee and George Soros..............                         22